SEC File No. 70-8369







                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549








                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS







                             GPU INTERNATIONAL, INC.
                                    GPU, INC.





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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

----------------------------------
                                   :
        In the Matter of           :
                                   :
GPU INTERNATIONAL, INC.,           :
GPU, INC.,                         :       Certificate Pursuant
                                   :       to Rule 24 of Partial
        SEC File No. 70-8369       :       Completion of
(Public Utility Holding Company Act:       Transactions
  of 1935)                         :
-----------------------------------:


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

                  The undersigned, GPU International, Inc. (GPU International) and GPU, Inc. (GPU), do hereby certify, pursuant to Rule 24 of the General Rules and Regulations under the Public Utility Holding Company Act of 1935, that certain of the transactions proposed in the Application, as amended, filed in SEC File No. 70-8369, have been carried out in accordance with the terms and conditions of, and for the purposes requested in, said Application and pursuant to the Commission's Order dated May 17, 1994, and Supplemental Orders dated December 1, 1994 and September 15, 1995, with respect to said Application as follows:
                  During the period April 1, 1998 through June 30, 1998, the following letters of credit and borrowings were outstanding under the Credit Agreement, dated as of December 12, 1994 and amended on October 5, 1995, and
further   modified  and   supplemented  as  of  December  1,  1997,   among  GPU
International, the banks named therein, and Citibank, N.A., as Agent.
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         A.  Letters of Credit On February  26,  1996, a letter of credit in the
             -----------------
face amount of $30,000 was issued to support a bid for a 500 MW coal-fired generating plant in Punjab State, India. The letter of credit carries a fee equal to 1/2 of 1 percent per annum of the face amount, plus a .10 percent fronting fee. The letter of credit expired on June 30, 1998.
                  On February 25, 1998, a $5 million letter of credit was issued in connection with the sale of a 50% limited partnership interest in Mid-Georgia Cogen L.P.(MGC). The letter of credit carries a fee equal to 1/2 of 1 percent per annum of the face amount, plus a .10 percent fronting fee and expires on December 31, 1999. At closing, the letter of credit was delivered as security for GPU International's indemnification of the buyer against any and all damages which may be sustained out of any breach of representation, warranty, covenant or agreement made or given by GPU International to the buyer.

         B.  Borrowings  On June 1,  1998,  a  borrowing  in the  amount of $3.5
             -----------
million was extended to GPU International to fund a portion of its capital contribution to MGC (which was made through its wholly-owned subsidiaries, NCP Houston Power, Inc. and NCP Perry, Inc.). This borrowing bore interest at 8.5 percent, which was based on LIBOR plus 50 basis points, and matured on June 4, 1998. On that date, a borrowing in the same amount ($3.5 million) was extended to GPU International and was used for the same purpose. The borrowing bears interest at 6.156
                                       -3-


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percent,  which is based on the LIBOR plus 50 basis points,  and is scheduled to mature on July 6, 1998.
     On June 12, 1998, a borrowing in the amount of $4.0 million was extended to GPU International to fund a portion of its investment in Ballard Generation Systems. The borrowing bears interest at 6.156 percent, which is based on the LIBOR plus 50 basis points, is scheduled to mature on July 13, 1998.



















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                                    SIGNATURE
                                    ---------

         PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.
                                                     GPU INTERNATIONAL, INC.


                                                 By:/s/ B. L. Levy
                                                    ---------------------
                                                    B. L. Levy, President



                                                 GPU, INC.


                                                 By:/s/ T. G. Howson
                                                    ----------------------------
                                                    T. G. Howson, Vice President
                                                    and Treasurer



Dated: July 14, 1998